Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater files its annual report on Form 20-F

Johannesburg, 24 April 2023: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce that it has filed its annual report on Form 20-F for the year ended 31 December 2022 with the U.S. Securities and Exchange Commission. The document can be accessed on Sibanye-Stillwater’s website at https://www.sibanyestillwater.com/news-investors/reports/annual.

Sibanye-Stillwater’s shareholders and holders of American depositary shares may also request to receive hard copies of the annual report on Form 20-F, which includes the audited financial statements, by contacting Sibanye-Stillwater’s Company Secretary Lerato Matlosa at Lerato.Matlosa@sibanyestillwater.com.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
YouTube: www.youtube.com/channel/UCl9UZT87nncSvSvJ8i7az8Q

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited